Financial Statements
For the six months ended July 31, 2017

Condensed Consolidated Interim Balance Sheets
(unaudited) (expressed in thousands of United States dollars)

	July 31, 2017	January 31, 2017
ASSETS
Current assets
Cash and cash equivalents (note 4)	$199,393	$136,168
Accounts receivable	14,617	13,946
Inventory and supplies (note 5)	385,637	412,227
Other current assets	21,776	29,765
Income taxes receivable	22,189	17,720
	643,612	609,826
Property, plant and equipment	1,295,413	1,295,584
Restricted cash (note 4)	–	65,742
Other non-current assets	20,785	21,362
Deferred income tax assets	14,481	11,362
Total assets	$1,974,291	$2,003,876
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$106,902	$108,866
Employee benefit plans	2,939	1,192
Income taxes payable	44,492	54,710
Current portion of loans and borrowings	–	10,556
	154,333	175,324
Deferred income tax liabilities	147,742	155,380
Employee benefit plans	20,089	15,911
Provisions	334,010	328,356
Total liabilities	656,174	674,971
Equity
Share capital (note 11)	479,973	478,526
Contributed surplus	25,535	31,667
Retained earnings	753,023	718,298
Accumulated other comprehensive loss	(9,628)	(9,622)
Total shareholders’ equity	1,248,903	1,218,869
Non-controlling interest	69,214	110,036
Total equity	1,318,117	1,328,905
Total liabilities and equity	$1,974,291	$2,003,876

Commitments (note 8)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	2

Condensed Consolidated Interim Statements of Income (Loss)
(unaudited) (expressed in thousands of United States dollars, except shares and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Sales	$239,782	$159,970	$450,760	$338,229
Cost of sales	202,123	159,108	382,328	356,185
Gross margin	37,659	862	68,432	(17,956)
Selling, general and administrative expenses	7,355	9,175	15,635	17,211
Mine standby costs	–	22,028	–	22,028
Restructuring costs (note 12)	1,476	–	3,751	–
Transaction costs (note 1)	11,167	–	11,167	–
Operating profit	17,661	(30,341)	37,879	(57,195)
Finance expenses	(3,476)	(2,476)	(7,107)	(4,964)
Exploration costs	(1,536)	(1,447)	(2,272)	(5,028)
Finance and other income	1,328	806	2,317	1,178
Foreign exchange (loss) gain	1,935	(4,446)	(3,630)	(7,804)
Profit (loss) before income taxes	15,912	(37,904)	27,187	(73,813)
Current income tax expense	7,145	10,139	28,284	16,814
Deferred income tax recovery	(22,309)	(10,094)	(24,335)	(47,380)
Net income (loss)	$31,076	$(37,949)	$23,238	$(43,247)
Net income (loss) attributable to
Shareholders	$31,862	$(32,931)	$23,952	$(33,970)
Non-controlling interest	(786)	(5,018)	(714)	(9,277)
Earnings (loss) per share

Basic	$0.39	$(0.39)	$0.29	$(0.40)
Diluted	0.39	(0.39)	0.29	(0.40)

Basic weighted average number of shares outstanding	81,272,085	85,329,701	81,212,288	85,323,314

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	3

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(unaudited) (expressed in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Net income (loss)	$31,076	$(37,949)	$23,238	$(43,247)
Other comprehensive loss
Items that may be reclassified to profit (loss)
Net gain on translation of foreign operations (net of tax of $nil)	–	1,287	–	3,246
Items that will not be reclassified to profit (loss)
Remeasurement of defined benefit obligation (net of tax recovery of $0.4 million and $1.4 million for the three and six months ended July 31, 2017; 2016 – $2.2 million)	(928)	(4,640)	(3,102)	(4,640)
Total comprehensive income (loss)	$30,148	$(41,302)	$20,136	$(44,641)
Comprehensive income (loss) attributable to
Shareholders	$31,151	$(35,767)	$21,309	$(34,847)
Non-controlling interest	(1,003)	(5,535)	(1,173)	(9,794)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	4

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited) (expressed in thousands of United States dollars)

	Six months ended	Six months ended
	July 31, 2017	July 31, 2016
Common shares:
Balance at beginning of period	$478,526	$509,506
Issued during the period	20,628	127
Share repurchase (note 11)	(19,181)	–
Balance at end of period	479,973	509,633
Contributed surplus:
Balance at beginning of period	31,667	29,020
Stock-based compensation expense	830	1,177
Exercise of stock options	(6,089)	–
Forfeiture of stock options	(873)	–
Balance at end of period	25,535	30,197
Retained earnings:
Balance at beginning of period	718,298	752,028
Net income (loss) attributable to common shareholders	23,952	(33,970)
Dividends (note 10)	(16,138)	(17,066)
Tax effect of increase in participating interest in the Buffer Zone (note 1)	(15,053)	–
Increase in participating interest in the Buffer Zone (note 1)	41,964	–
Balance at end of period	753,023	700,992
Accumulated other comprehensive loss:
Balance at beginning of period	(9,622)	(10,027)
Items that may be reclassified to profit (loss)
Net gain on translation of net foreign operations (net of tax of $nil)	–	3,246
Realized currency translation loss on liquidation of inactive foreign operations, reclassified to net income	2,637	–
Items that will not be reclassified to profit (loss)
Remeasurement of defined benefit obligation (net of tax recovery of $1.4 million for the six months ended July 31, 2017)	(2,643)	(4,124)

Balance at end of period	(9,628)	(10,905)
Non-controlling interest:
Balance at beginning of period	110,036	112,803
Net income (loss) attributed to non-controlling interest	(714)	(9,277)
Other comprehensive loss attributable to non-controlling interest	(459)	(518)
Contributions made by minority partners	2,314	2,879
Increase in participating interest in the Buffer Zone (note 1)	(41,963)	–
Distributions to minority partners	–	(5,766)
Balance at end of period	69,214	100,121
Total equity	$1,318,117	$1,330,038

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Condensed Consolidated Interim Statements of Cash Flows
(unaudited) (expressed in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Cash provided by (used in)
OPERATING
Net income (loss)	$31,076	$(37,949)	$23,238	$(43,247)
Depreciation and amortization	85,087	57,176	160,896	115,620
Deferred income tax recovery	(22,309)	(10,094)	(24,335)	(47,380)
Current income tax expense	7,145	10,139	28,284	16,814
Finance expenses	3,476	2,476	7,107	4,964
Stock-based compensation	363	360	(43)	1,177
Other non-cash items	4,682	(568)	(7,088)	2,962
Deferred tax impact of increase in participating interest in Buffer Zone	(12,343)	–	(15,053)	–
Unrealized foreign exchange gain (loss)	12,165	(469)	10,027	8,867
Gain on disposition of assets	–	259	–	494
Impairment losses on inventory	–	6,414	–	26,017
Interest paid	(121)	(653)	(198)	(747)
Income and mining taxes paid	(45,285)	(3,170)	(45,384)	(50,455)
Change in non-cash operating working capital, excluding taxes and finance expenses	35,571	9,951	18,731	16,746
Net cash from operating activities	99,507	33,872	156,182	51,832
FINANCING
Repayment of interest-bearing loans and borrowings	(10,556)	(10,757)	(10,556)	(10,944)
Distributions to and contributions from minority partners, net	2,314	1,096	2,314	(2,887)
Issue of common shares, net of issue	14,277	–	14,539	127
Share repurchase	(6,097)	–	(19,181)	–
Dividends paid	(16,138)	(17,066)	(16,138)	(17,066)
Cash used in financing activities	(16,200)	(26,727)	(29,022)	(30,770)
INVESTING
Decrease in restricted cash	51,146	2,392	65,742	2,392
Net proceeds from preproduction sales	–	8,129	–	11,870
Purchase of property, plant and equipment	(56,705)	(62,896)	(128,934)	(174,552)
Other non-current assets	347	49	577	1,485
Reclamation expenditures	(270)	–	(270)	–
Cash used in investing activities	(5,482)	(52,326)	(62,885)	(158,805)
Foreign exchange effect on cash balances	(9,600)	(872)	(1,050)	(1,894)
Increase (decrease) in cash and cash equivalents	68,225	(46,053)	63,225	(139,637)
Cash and cash equivalents, beginning of period	131,168	226,454	136,168	320,038
Cash and cash equivalents, end of period	$199,393	$180,401	$199,393	$180,401
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	5,779	1,395	2,616	930
Inventory and supplies	55,725	44,186	12,009	31,946
Other current assets	10,627	10,444	7,987	1,668
Trade and other payables	(37,525)	(46,007)	(5,597)	(15,792)
Employee benefit plans	965	(67)	1,716	(2,006)
	$35,571	$9,951	$18,731	$16,746

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to Condensed Consolidated Interim
Financial Statements
July 31, 2017 with comparative figures
(unaudited) (tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1:
Nature of Operations

Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market. The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

As of July 31, 2017, the Ekati Diamond Mine consists of the Core Zone, which includes the primary mining operations and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to acquisition in April 2013, the Company owned an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On June 5, 2017, the Company reached an agreement with Archon to convert Archon’s participating interest in the Buffer Zone to a royalty equal to 2.3% of all future gross revenue from diamonds produced from the Buffer Zone. As a result of this transaction, the Company’s ownership interest in the Buffer Zone has increased to 100.0% .

On July 15, 2017, the Company and The Washington Companies (“Washington”) entered into an arrangement agreement (the “Arrangement Agreement”) under which an entity affiliated with Washington will acquire all of the outstanding common shares of DDC for $14.25 per share in cash for a total consideration of approximately $1.2 billion. Under the arrangement, all of the Company’s outstanding share-based awards including stock options, restricted share units, performance share units and deferred share units will be deemed vested and transferred to the Company in exchange for a cash payment to the holders. The arrangement remains subject to a number of closing conditions, including shareholder approval, court approval, and applicable government and regulatory approvals and is anticipated to be completed in the fourth quarter of calendar 2017. The arrangement is also subject to the Company having a minimum cash balance of $150 million if closing is on or before November 30, 2017 or $200 million if closing is after November 30, 2017. If the arrangement is not completed as a result of a superior proposal, or in certain other circumstances, the Company will be required to pay Washington a termination fee equal to $43.9 million. In connection with the transaction, the Company has suspended the declaration and payment of dividends and has terminated its Normal Course Issuer Bid (“NCIB”).

The estimated costs to be incurred by the Company with respect to the Arrangement Agreement and related matters are expected to aggregate approximately $18 million and are primarily advisory and legal fees. An additional approximately $26 million relating to management and employee compensation is payable upon successful completion of the transaction.

Additional information and the full text of the Arrangement Agreement are included in the Company’s Management Information Circular dated August 15, 2017, which is filed on SEDAR at www.sedar.com.

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Note 2:
Basis of Preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2017.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2017 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company and the majority of its subsidiaries. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3:
Significant Accounting Policies

(a)	New accounting standards adopted during the period

There were no new accounting standards adopted during the period.

(b)	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date.

IFRS 2 – SHARE-BASED PAYMENTS

In June 2016, the IASB issued final amendments to IFRS 2, Share-Based Payments (“IFRS 2”). The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018. The amendments to IFRS 2 clarify the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. The Company is currently evaluating the impact that the amendments to the standard are expected to have on its consolidated financial statements and does not expect the amendments to have a material impact on the consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated interim financial statements.

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IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases, and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company has entered into operating leases for rental of fuel tanks and office premises, which are being assessed under IFRS 16. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated interim financial statements.

Note 4:
Cash and Cash Equivalents and Restricted Cash

	July 31, 2017	January 31, 2017
Cash and cash equivalents	$199,393	$136,168
Restricted cash	–	65,742
Total cash resources	$199,393	$201,910

As at January 31, 2017, the Company had restricted cash supporting outstanding letters of credit in the amount of CDN $60 million to the Government of the Northwest Territories (“GNWT”) as security for the reclamation obligations for the Diavik Diamond Mine. The Company also had restricted cash supporting outstanding letters of credit in the amount of CDN $25 million to the GNWT and other regulating bodies as security for the reclamation obligation for the Ekati Diamond Mine.

In February 2017, CDN $20 million of letters of credit posted as security for reclamation of the Ekati Diamond Mine were cancelled with the corresponding amount of restricted cash released. The security was replaced by an additional CDN $20 million of surety bonds posted with the GNWT.

In May 2017, the Company’s restricted cash of CDN $65 million (Diavik – CDN $60 million and Ekati – CDN $5 million) was released and letters of credit were issued under the Company’s senior secured corporate revolving credit facility.

Note 5:
Inventory and Supplies

	July 31, 2017	January 31, 2017
Stockpile ore	$43,384	$52,849
Rough diamonds – work in progress	25,079	36,307
Rough diamonds – finished goods (available for sale)	149,037	181,514
Supplies inventory	168,137	141,557
Total inventory and supplies	$385,637	$412,227

Total supplies inventory are net of a write-down for obsolescence of $5.6 million at July 31, 2017 ($7.1 million at January 31, 2017). For the period ended July 31, 2017, the cost of inventories recognized as an expense and included in cost of sales was $382.3 million (July 31, 2016 – $356.1 million).

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	9

Note 6:
Diavik Joint Venture and Ekati Diamond Mine

DIAVIK JOINT VENTURE

The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Current assets	$72,346	$66,820
Non-current assets	493,231	498,518
Current liabilities	(34,107)	(27,146)
Non-current liabilities and participant’s account	(531,470)	(538,192)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Expenses net of interest income(i)	$45,780	$45,190	$91,537	$90,486
Cash flows used in operating activities(i)	(29,486)	(40,307)	(55,776)	(58,979)
Cash flows provided by financing activities	26,648	54,094	84,987	90,797
Cash flows used in investing activities	14,896	(13,831)	(29,131)	(32,066)

(i)	The Diavik Joint Venture earns interest income only as diamond production is distributed to participants.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 8.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	10

EKATI DIAMOND MINE

The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at July 31, 2017 and January 31, 2017:

	July 31, 2017	January 31, 2017
Current assets	$367,148	$383,945
Non-current assets	655,057	774,431
Current liabilities	(144,998)	(204,123)
Non-current liabilities and participant’s account	(877,207)	(954,253)

	Three months ended	Three months ended	Six months ended	Six months ended
	July 31, 2017	July 31, 2016	July 31, 2017	July 31, 2016
Revenue	$107,262	$76,917	$257,969	$195,541
Expenses	(121,414)	(119,936)	(269,845)	(299,168)
Net income (loss)	(14,152)	(43,019)	(11,876)	(103,627)
Cash flows provided by (used in) operating activities	26,922	(49,976)	96,061	41,834
Cash flows provided by financing activities	57,758	45,700	57,758	9,826
Cash flows (used in) investing activities	(36,536)	(45,806)	(97,521)	(132,287)

Note 7:
Related Party Disclosure

There were no material related party transactions in the three- and six-month periods ended July 31, 2017 and July 31, 2016 other than compensation of key management personnel.

Operational information
The Company had the following investments in significant subsidiaries at July 31, 2017:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	11

Note 8:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Environmental and participation agreements incremental commitments (a)(b)	$93,774	$5,212	$14,591	$9,678	$64,293
Operating lease obligations (c)	19,682	4,645	8,650	3,970	2,417
Capital commitments (d)	23,397	22,701	398	298	–
Other	585	585	–	–	–
Total contractual obligations	$137,438	$33,143	$23,639	$13,946	$66,710

(a)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Company posted surety bonds with the Government of the Northwest Territories (“GNWT”) in the aggregate amount of CDN $275 million as at July 31, 2017 to secure the obligations under its Water Licence and Land Use Permit to reclaim the Ekati Diamond Mine. A further CDN $7 million were posted in August 2017. The Company provided letters of credit, secured by the corporate revolving credit facility, in the amount of CDN $60 million and CDN $5 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

(b)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(c)	Operating lease obligations

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises which expire at various dates through 2025. The leases have varying terms, escalation clauses and renewal rights.

(d)	Capital commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on contract prices.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	12

Note 9:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

The fair value of cash and cash equivalents and restricted cash approximates its carrying value. The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset. The Company’s loans and borrowings are for the most part fully secured, and have short maturities; hence the fair values of these instruments at July 31, 2017 and January 31, 2017 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

		July 31, 2017		January 31, 2017
	Estimated		Estimated
	fair value	Carrying value	fair value	Carrying value
Financial assets
Cash and cash equivalents, including restricted cash	$199,393	$199,393	$201,910	$201,910
Accounts receivable	14,617	14,617	13,946	13,946
	$214,010	$214,010	$215,856	$215,856
Financial liabilities
Trade and other payables	$106,903	$106,903	$108,866	$108,866
Loans and borrowings	–	–	10,556	10,556
	$106,903	$106,903	$119,422	$119,422

The Company has available a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term expiring on April 7, 2019, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. In May 2017, the Company’s remaining restricted cash was released and the related letters of credit of CDN $65 million were issued under the revolving credit facility which decreased the availability to $157 million as at July 31, 2017. The Company is in compliance with the financial covenants associated with the facility. As at July 31, 2017, no amounts were drawn under the credit facility.

Note 10:
Dividends

On April 12, 2017, the Board of Directors declared a dividend of $0.20 per share which was paid on June 5, 2017, to shareholders of record at the close of business on May 17, 2017. This dividend was an eligible dividend for Canadian income tax purposes.

Dominion Diamond Corporation | Second Quarter Fiscal 2018 Condensed Consolidated Financial Statements and Notes	13

Note 11:
Share Capital

(a)      Authorized
Unlimited common shares without par value.

(b)      Issued

	Number of shares	Amount
Balance, January 31, 2016	85,290,979	$509,506
SHARES ISSUED FOR:
Exercise of share-based payments	45,000	178
Share repurchase	(3,359,528)	(31,158)
Balance, January 31, 2017	81,976,451	$478,526
SHARES ISSUED FOR:
Exercise of share-based payments	1,722,904	20,628
Share repurchase	(1,785,400)	(19,181)
Balance, July 31, 2017	81,913,955	$479,973

On July 15, 2016, the TSX approved the Company’s NCIB to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, from July 20, 2016 to no later than July 19, 2017. On July 28, 2016, the TSX accepted the Company’s entry into an automatic securities purchase plan in order to facilitate repurchases under the NCIB. Common shares repurchased under the NCIB will be cancelled. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada and the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable US securities laws. Purchases under the NCIB began in August 2016 and resulted in the purchase of approximately 1.8 million shares during the six-month period ended July 31, 2017 for approximately $19.2 million (CDN $25.8 million). In connection with the Arrangement Agreement, the Company has terminated its NCIB (note 1).

Note 12:
Restructuring Costs

On November 7, 2016, the Company made a decision to optimize operating costs which resulted in measures to reduce employee headcount and consolidate office space. In the second quarter of fiscal 2018, $1.5 million of restructuring expenses were recognized.

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Note 13:
Segmented Information

The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the three and six months ended July 31, 2017 and 2016.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended July 31, 2017	Diavik	Ekati	Corporate	Total
Sales
Europe	$80,311	$138,897	$–	$219,208
India	7,295	13,279	–	20,574
Total sales	87,606	152,176	–	239,782
Cost of sales
Depreciation and amortization in cost of sales	22,668	62,018	–	84,686
Inventory impairment	–	–	–	–
All other costs	34,864	82,573	–	117,437
Total cost of sales	57,532	144,591	–	202,123
Gross margin	30,074	7,585	–	37,659
Gross margin (%)	34.3%	5.0%	–	15.7%
Selling, general and administrative expenses
Selling and related expenses	66	1,233	–	1,299
Administrative expenses	–	–	6,056	6,056
Total selling, general and administrative expenses	66	1,233	6,056	7,355
Restructuring costs	–	1,305	171	1,476
Transaction costs	–	–	11,167	11,167
Operating profit (loss)	30,008	5,047	(17,394)	17,661
Finance expenses	(997)	(2,479)	–	(3,476)
Exploration costs	(506)	(1,030)	–	(1,536)
Finance and other income	235	1,093	–	1,328
Foreign exchange gain (loss)	19,589	(17,654)	–	1,935
Segment profit (loss) before income taxes	$48,329	$(15,023)	$(17,394)	$15,912
Segmented assets as at July 31, 2017
Canada	$681,585	$1,181,135	$23,563	$1,886,283
Other foreign countries	29,806	56,222	1,980	88,008
	$711,391	$1,237,357	$25,543	$1,974,291
Capital expenditures	$15,976	$44,434	$911	$61,321
Inventory	96,269	289,368	–	385,637
Total liabilities	239,080	399,218	17,876	656,174
Other significant non-cash items:
Deferred income tax recovery	(2,738)	(14,962)	(4,609)	(22,309)

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For the three months ended July 31, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$70,195	$72,609	$–	$142,804
India	6,486	10,680	–	17,166
Total sales	76,681	83,289	–	159,970
Cost of sales
Depreciation and amortization in cost of sales	19,054	40,164	–	59,218
Inventory impairment	–	6,414	–	6,414
All other costs	33,958	59,518	–	93,476
Total cost of sales	53,012	106,096	–	159,108
Gross margin	23,669	(22,807)	–	862
Gross margin (%)	30.9%	(27.4)%	–	0.5%
Selling, general and administrative expenses
Selling and related expenses	835	957	–	1,792
Mine standby costs	–	22,028	–	22,028
Administrative expenses	–	–	7,383	7,383
Total selling, general and administrative expenses	835	22,985	7,383	31,203
Operating profit (loss)	22,834	(45,792)	(7,383)	(30,341)
Finance expenses	(1,058)	(1,418)	–	(2,476)
Exploration costs	(2)	(1,445)	–	(1,447)
Finance and other income	490	316	–	806
Foreign exchange gain (loss)	(12,518)	8,072	–	(4,446)
Segment profit (loss) before income taxes	$9,746	$(40,267)	$(7,383)	$(37,904)
Segmented assets as at July 31, 2016
Canada	$716,361	$1,152,689	$80,389	$1,949,439
Other foreign countries	55,781	54,804	–	110,585
	$772,142	$1,207,493	$80,389	$2,060,024
Capital expenditures	$11,675	$48,038	$322	$60,035
Inventory	103,317	253,930	–	357,247
Total liabilities	248,953	473,005	10,599	732,557
Other significant non-cash items:
Deferred income tax recovery	(1,242)	(8,852)	–	(10,094)

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For the six months ended July 31, 2017	Diavik	Ekati	Corporate	Total
Sales
Europe	$149,729	$266,996	$–	$416,725
India	11,149	22,886	–	34,035
Total sales	160,878	289,882	–	450,760
Cost of sales
Depreciation and amortization in cost of sales	42,156	118,000	–	160,156
Inventory impairment	–	–	–	–
All other costs	67,634	154,538	–	222,172
Total cost of sales	109,790	272,538	–	382,328
Gross margin	51,088	17,344	–	68,432
Gross margin (%)	31.8%	6.0%	–	15.2%
Selling, general and administrative expenses
Selling and related expenses	551	3,093	–	3,644
Administrative expenses	–	–	11,991	11,991
Total selling, general and administrative expenses	551	3,093	11,991	15,635
Restructuring costs	–	1,638	2,113	3,751
Transaction costs	–	–	11,167	11,167
Operating profit (loss)	50,537	12,613	(25,271)	37,879
Finance expenses	(2,294)	(4,813)	–	(7,107)
Exploration costs	(966)	(1,306)	–	(2,272)
Finance and other income	542	1,775	–	2,317
Foreign exchange gain (loss)	4,076	(7,706)	–	(3,630)
Segment profit (loss) before income taxes	$51,895	$563	$(25,271)	$27,187
Segmented assets as at July 31, 2017
Canada	$681,585	$1,181,135	$23,563	$1,886,283
Other foreign countries	29,806	56,222	1,980	88,008
	$711,391	$1,237,357	$25,543	$1,974,291
Capital expenditures	$34,046	$108,847	$1,518	$144,411
Inventory	96,269	289,368	–	385,637
Total liabilities	239,080	399,218	17,876	656,174
Other significant non-cash items:
Deferred income tax recovery	(7,680)	(9,958)	(6,697)	(24,335)

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For the six months ended July 31, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$138,890	$171,812	$–	$310,702
India	10,919	16,608	–	27,527
Total sales	149,809	188,420	–	338,229
Cost of sales
Depreciation and amortization in cost of sales	41,347	78,936	–	120,283
Inventory impairment	–	26,017	–	26,017
All other costs	71,769	138,116	–	209,885
Total cost of sales	113,116	243,069	–	356,185
Gross margin	36,693	(54,649)	–	(17,956)
Gross margin (%)	24.5%	(29.0)%	–	(5.3)%
Selling, general and administrative expenses
Selling and related expenses	1,744	1,735	–	3,479
Mine standby costs	–	22,028	–	22,028
Administrative expenses	–	–	13,732	13,732
Total selling, general and administrative expenses	1,744	23,763	13,732	39,239
Operating profit (loss)	34,949	(78,412)	(13,732)	(57,195)
Finance expenses	(2,137)	(2,827)	–	(4,964)
Exploration costs	7	(5,035)	–	(5,028)
Finance and other income	511	667	–	1,178
Foreign exchange gain (loss)	1,671	(9,475)	–	(7,804)
Segment profit (loss) before income taxes	$35,001	$(95,082)	$(13,732)	$(73,813)
Segmented assets as at July 31, 2017
Canada	$716,361	$1,152,689	$80,389	$1,949,439
Other foreign countries	55,781	54,804	–	110,585
	$772,142	$1,207,493	$80,389	$2,060,024
Capital expenditures	$38,004	$170,521	$322	$208,847
Inventory	103,317	253,930	–	357,247
Total liabilities	248,953	473,005	10,599	732,557
Other significant non-cash items:
Deferred income tax recovery	(13,729)	(33,651)	–	(47,380)

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